NuScale Power Corporation

6650 SW Redwood Lane, Suite 210

Portland, OR 97224

June 27, 2022

VIA EDGAR

Attention:	Gregory Herbers
Jay Ingram

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	NuScale Power Corporation
Registration Statement on Form S-1
Filed May 13, 2022
File No. 333-264910

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, NuScale Power Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 30, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside legal counsel, Stoel Rives LLP, request by telephone that such Registration Statement be declared effective.

Please contact James M. Kearney, of Stoel Rives LLP, at (503) 294-9444, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Robert Temple
Robert Temple
General Counsel